Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Seahawk Recycling Holdings, Inc. on Form F-1 of our report dated July 24, 2025, except Notes 14 and 17, as to which the date is September 25, 2025, with respect to our audits of the consolidated balance sheets of Seahawk Recycling Holdings, Inc. (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”)., appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

November 21, 2025